UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

CUBIST PHARMACEUTICALS, INC.

(Name of Subject Company (issuer))

MAVEC CORPORATION

(Offeror)

a wholly owned subsidiary of

MERCK & CO., INC.

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

229678107

(CUSIP Number of Class of Securities)

Geralyn S. Ritter

Senior Vice President, Global Public Policy and Corporate Responsibility,

Secretary and Assistant General Counsel

Merck & Co., Inc.

2000 Galloping Hill Road

Kenilworth, NJ 07033

(908) 740-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

James Modlin

David Schwartz

Hughes Hubbard & Reed LLP

One Battery Park Plaza

New York, NY 10004

(212) 837-6000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$8,363,218,788	$971,806.02

*	Calculated solely for purposes of determining the filing fee. The calculation of the transaction value is determined by adding the sum of (i) 76,421,535 shares of common stock, par value $0.001 per share, of Cubist Pharmaceuticals, Inc. (“Cubist”) multiplied by the offer price of $102.00 per share, (ii) the net offer price for 6,557,184 shares issuable pursuant to outstanding options with an exercise price less than $102.00 per share (which is calculated by multiplying the number of shares underlying such outstanding options by an amount equal to $102.00 minus such applicable exercise price), (iii) 1,103,155 shares subject to issuance upon settlement of outstanding restricted stock units multiplied by the offer price of $102.00, and an additional 59,608 shares estimated to be subject to issuance upon settlement of restricted stock units to be awarded multiplied by the offer price of $102.00, (iv) 202,298 shares subject to issuance upon settlement of outstanding performance restricted stock units multiplied by the offer price of $102.00, and (v) 45,645 shares estimated to be subject to issuance pursuant to Cubist’s Employee Stock Purchase Plan multiplied by the offer price of $102.00. The calculation of the filing fee is based on information provided by Cubist as of December 4, 2014.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the transaction valuation by 0.0001162.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $971,806.02	Filing Party: Merck & Co., Inc.
Form of Registration No.: Schedule TO-T	Date Filed: December 19, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on December 19, 2014 (together with any amendments and supplements thereto, including Amendment No. 1 filed with the SEC on December 22, 2014, Amendment No. 2 filed with the SEC on December 23, 2014, Amendment No. 3 filed with the SEC on December 30, 2014, and this Amendment No. 4, the “Schedule TO”), which relates to the tender offer by Mavec Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Merck & Co., Inc., a New Jersey corporation (“Parent”), for all of the outstanding shares of common stock, par value $0.001 per share (“Shares”), of Cubist Pharmaceuticals, Inc., a Delaware corporation (“Cubist”), at a price of $102.00 per share, net to the seller in cash, without interest, but subject to any required withholding of taxes, upon the terms and conditions set forth in the offer to purchase dated December 19, 2014 (as amended, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.” This Amendment No. 4 is being filed on behalf of Parent and Purchaser. Capitalized terms used and not otherwise defined in this Amendment have the meanings set forth in the Offer to Purchase.

Amendments to the Schedule TO

Cover Page

The information set forth on the cover page of the Schedule TO regarding the Offeror is hereby amended and restated in its entirety as set forth below:

“MAVEC CORPORATION

(Offeror)

a wholly owned subsidiary of

MERCK & CO., INC.

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))”

Amendments to the Offer to Purchase

Cover page

The introductory language set forth on the cover page of the Offer to Purchase is hereby amended and restated in its entirety as set forth below:

“Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Cubist Pharmaceuticals, Inc.

at

$102.00 Net Per Share

by

Mavec Corporation,

a wholly-owned subsidiary of Merck & Co., Inc.,

and

Merck & Co., Inc.”

Item 4.	Terms of the Transaction.

(a)	The information set forth in the Offer to Purchase under the caption “THE TENDER OFFER – Section 3. – Procedures for Accepting the Offer and Tendering Shares – Determination of Validity” and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby revised by amending and restating in its entirety the first sentence of such section on page 16 of the Offer to Purchase as set forth below:

“All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, except as may otherwise be finally determined in a subsequent judicial proceeding if our determination is challenged by a Cubist stockholder.”

The information set forth in the Offer to Purchase under the caption “THE TENDER OFFER – Section 4. – Withdrawal Rights” and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby revised by amending and restating in its entirety the first sentence of the last paragraph of such section on page 17 of the Offer to Purchase as set forth below:

“We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding, except as may otherwise be finally determined in a subsequent judicial proceeding if our determination is challenged by a Cubist stockholder.”

(b)	The last sentence of the first paragraph set forth in the Offer to Purchase under the caption “THE TENDER OFFER – Section 7. – Certain Information Concerning Cubist” on page 20 of the Offer to Purchase is hereby deleted in its entirety.

(c)	The information set forth in the Offer to Purchase under the caption “THE TENDER OFFER – Section 15. – Conditions of the Offer” and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby revised by amending and restating in its entirety the first sentence of the last paragraph of such section on page 48 of the Offer to Purchase as set forth below:

“The foregoing conditions shall be for the sole benefit of Parent and Purchaser and may be asserted or waived by Parent or Purchaser in their reasonable judgment in whole or in part on the Expiration Date, in each case, except for the Minimum Tender Condition and the Regulatory Condition, subject to the terms of the Merger Agreement and applicable law.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 31, 2014

MAVEC CORPORATION

By:	/s/ Sunil A. Patel
Name:	Sunil A. Patel
Title:	Vice President

MERCK & CO., INC.

By:	/s/ Sunil A. Patel
Name:	Sunil A. Patel
Title:	Head of Corporate Development